July 23, 2019

Austin Singleton
Chief Executive Officer
OneWater Marine Inc.
6275 Lanier Islands Parkway
Buford, GA 30518

       Re: OneWater Marine Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 22, 2019
           File No. 333-232639

Dear Mr. Singleton:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed July 22, 2019

Exhibits

1. Please revise your proposed Amended and Restated Certificate of Incorporation to state that Article 12 does not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction, as your risk factor disclosure indicates, or tell us how you will make future investors aware of the provision's limited applicability. Austin Singleton
FirstName Marine Inc.
OneWater LastNameAustin Singleton
Comapany NameOneWater Marine Inc.
July 23, 2019
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July 23, 2019 Page 2
FirstName LastName




        You may contact Yolanda Guobadia, Staff Accountant at 202-551-3342 or
Adam
Phippen, Staff Accoutant at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-
551-3342 or Mara Ransom, Assistant Director at 202-551-3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products